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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A
                                 AMENDMENT No. 1
                                   TO FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F:      X                  Form 40-F:
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     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes:                               No:      X
              -------                        ---------

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     This Amendment #1 on Form 6-K supplements the Form 6-K of Enodis plc for the month of March 2002, filed on March 18, 2002 with the Securities and Exchange Commission.

     On or about March 19, 2002, Enodis plc distributed the following press release concerning the sale of its 10.375 percent Senior Notes. In addition, attached hereto as Exhibit 1 is the Independent Auditors' Consent regarding the incorporation by reference of the auditors' report in Enodis plc's Form S-8 on the Enodis plc financial statements appearing in the Annual Report on Form 20-F of Enodis plc for the year ended September 30, 2001, filed with the Securities and Exchange Commission.

                     Enodis Announces Sale of Senior Notes

     Enodis plc today announced that it has sold GBP100 million principal amount of its 10.375 percent Senior Notes due 2012 through an institutional private placement. Enodis plc will use the proceeds to repay a portion of its outstanding borrowings under a bridge loan facility entered into on 20 February 2002.

The notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws.

Enquiries:
Enodis plc                                          020 7304 6006
Andrew Allner, Chief Executive

Financial Dynamics                                  020 7269 7291
Richard Mountain/Andrew Lorenz

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ENODIS PLC

March 27, 2002                    By:  /s/ Stuart Miller
                                      ----------------------------------------
                                      Name:    Stuart Miller
                                      Title:   Chief Financial Officer - Group

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

1                 Independent Auditor's Consent



                                                                   Exhibit No. 1

                          INDEPENDENT AUDITORS' CONSENT

     We consent to the incorporation by reference in the Registration Statement of Enodis plc pertaining to the Employee Stock Purchase Plan, Enodis 2001 Executive Share Option Scheme, Enodis Share Matching Scheme and 1995 Executive Share Option Scheme, on Form S-8 (no. 333-61638), of our report dated November 21, 2001, except for Note 30 as to which the date is February 20, 2002, appearing in the Annual Report on Form 20-F of Enodis plc for the year ended September 30, 2001, filed with the Securities and Exchange Commission.

/s/ Deloitte & Touche

London, England
Chartered Accountants and Registered Auditors
February 20, 2002